Filed Pursuant to Rule 424(b)(3)
Registration No. 333-260168
BLACKSTONE REAL ESTATE INCOME TRUST, INC.
SUPPLEMENT NO. 4 DATED DECEMBER 15, 2022
TO THE PROSPECTUS DATED FEBRUARY 25, 2022

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Blackstone Real Estate Income Trust, Inc., dated February 25, 2022 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the "Company," "BREIT," "we," "us," or "our" refer to Blackstone Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:
•to provide an update to BREIT’s portfolio;
•to disclose the transaction price for each class of our common stock as of January 1, 2023;
•to disclose the calculation of our November 30, 2022 NAV per share for all share classes;
•to provide an update on the status of our current public offering (the “Offering”);
•to provide an update on the status of our share repurchase program; and
•to otherwise update the Prospectus.

Portfolio Update

For the month ended November 30, 2022, BREIT’s Class I NAV per share was $14.88 and Class I total return was (0.9%) (not annualized) in November.1

On or around December 15, 2022, the Company expects to publish a November performance update for stockholders which will be available on its website at www.breit.com. This web link is provided for convenience only, and the contents of the piece or the website are not incorporated by reference in or otherwise a part of this prospectus.
Note: As of November 30, 2022. Represents BREIT’s view of the current market environment as of the date appearing in this material only.
1 BREIT’s Class D NAV per share was $14.56, Class S NAV per share was $14.87 and Class T NAV per share was $14.65. BREIT’s Class D total return was (0.9%), Class S total return was (0.9%) and Class T total return was (0.9%) for November 2022.

January 1, 2023 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of January 1, 2023 (and repurchases as of December 31, 2022) is as follows:

Transaction Price (per share)
Class S	$14.8732
Class I	$14.8777
Class T	$14.6533
Class D	$14.5607
The January 1 transaction price for each of our share classes is equal to such class’s NAV per share as of November 30, 2022. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

November 30, 2022 NAV per Share
We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.breit.com and is made available on our toll-free, automated telephone line at (844) 702-1299. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines. Transactions or events have occurred since November 30, 2022 that could have a material impact on our NAV per share, upon which our transaction price is based. We have included a breakdown of the components of total NAV and NAV per share for November 30, 2022 along with the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class T, and Class D common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of November 30, 2022 ($ and shares in thousands):

Components of NAV	November 30, 2022
Investments in real estate	$117,895,346
Investments in real estate debt	9,786,315
Investments in unconsolidated entities	11,218,745
Cash and cash equivalents	2,539,924
Restricted cash	1,104,074
Other assets	5,291,404
Mortgage notes, term loans, and revolving credit facilities, net	(65,224,139)
Secured financings on investments in real estate debt	(4,997,007)
Subscriptions received in advance	(298,950)
Other liabilities	(4,012,270)
Accrued performance participation allocation	(266,119)
Management fee payable	(71,409)
Accrued stockholder servicing fees(1)	(18,582)
Non-controlling interests in joint ventures	(4,986,224)
Net asset value	$67,961,108
Number of outstanding shares/units	4,578,446
_____________
(1)Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of November 30, 2022, the Company has accrued under GAAP $1.6 billion of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or re-allowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of November 30, 2022 ($ and shares/units in thousands, except per share/unit data):

					Third-party
					Operating
	Class S	Class I	Class T	Class D	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$23,639,862	$34,898,392	$1,075,113	$6,063,228	$2,284,513	$67,961,108
Number of outstanding shares/units	1,589,428	2,345,683	73,370	416,412	153,553	4,578,446
NAV Per Share/Unit as of November 30, 2022	$14.8732	$14.8777	$14.6533	$14.5607	$14.8777
_____________
(1)Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partner, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.
Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the November 30, 2022 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Rental Housing	7.0%	5.4%
Industrial	6.8%	5.5%
Net Lease	6.8%	5.8%
Hospitality	9.5%	9.1%
Data Centers	7.2%	6.1%
Self Storage	7.1%	5.6%
Office	6.6%	5.2%
Retail	7.1%	5.9%

These assumptions are determined by the Adviser, and reviewed by our independent valuation advisor. In addition, the valuations for our two largest sectors (rental housing and industrial) assume high single digit net operating income growth in the near term given our below market rents and short duration leases. A change in these assumptions or factors would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Rental Housing	Industrial	Net Lease	Hospitality	Data Centers	Self Storage	Office	Retail
	Hypothetical	Investment	Investment	Investment	Investment	Investment	Investment	Investment	Investment
Input	Change	Values	Values	Values	Values	Values	Values	Values	Values
Discount Rate	0.25% decrease	+1.9%	+2.0%	+1.8%	+1.7%	+1.3%	+1.9%	+1.9%	+1.9%
(weighted average)	0.25% increase	(1.8)%	(1.9)%	(1.8)%	(1.6)%	(1.1)%	(1.8)%	(1.9)%	(1.8)%
Exit Capitalization Rate	0.25% decrease	+3.1%	+3.5%	+2.6%	+1.4%	+1.6%	+2.8%	+3.7%	+2.8%
(weighted average)	0.25% increase	(2.8)%	(3.2)%	(2.4)%	(1.3)%	(1.6)%	(2.5)%	(3.3)%	(2.5)%

Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class T, and Class D common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of October 31, 2022 ($ and shares in thousands):

Components of NAV	October 31, 2022
Investments in real estate	$117,675,291
Investments in real estate debt	9,836,951
Investments in unconsolidated entities	11,021,619
Cash and cash equivalents	2,698,521
Restricted cash	1,181,352
Other assets	6,162,066
Mortgage notes, term loans, and revolving credit facilities, net	(63,712,535)
Secured financings on investments in real estate debt	(5,049,046)
Subscriptions received in advance	(357,287)
Other liabilities	(4,510,160)
Accrued performance participation allocation	(351,438)
Management fee payable	(73,077)
Accrued stockholder servicing fees(1)	(19,453)
Non-controlling interests in joint ventures	(5,032,173)
Net asset value	$69,470,631
Number of outstanding shares/units	4,622,308

__________
(1)Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of October 31, 2022, the Company has accrued under GAAP $1.6 billion of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of October 31, 2022 ($ and shares/units in thousands, except per share/unit data):

					Third-party
					Operating
	Class S	Class I	Class T	Class D	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$23,960,559	$35,993,907	$1,086,643	$6,117,496	$2,312,026	$69,470,631
Number of outstanding shares/units	1,591,146	2,389,492	73,240	414,944	153,486	4,622,308
NAV Per Share/Unit as of October 31, 2022	$15.0587	$15.0634	$14.8367	$14.7430	$15.0634
____________
(1)Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partnership, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Status of our Current Public Offering

We are currently offering on a continuous basis up to $60.0 billion in shares of common stock, consisting of up to $48.0 billion in shares in our primary offering and up to $12.0 billion in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 611,249,830 shares of our common stock (consisting of 229,035,555 Class S Shares, 266,864,115 Class I Shares, 13,927,791 Class T Shares, and 101,422,369 Class D Shares) in the primary offering for total proceeds of $9.1 billion and (ii) 55,102,782 shares of our common stock (consisting of 24,308,508 Class S Shares, 22,918,154 Class I Shares, 1,258,999 Class T Shares, and 6,617,121 Class D Shares) pursuant to our distribution reinvestment plan for a total value of $0.8 billion. As of November 30, 2022, our aggregate NAV was $68.0 billion. We intend to continue selling shares in the Offering on a monthly basis.

Share Repurchase Plan

In October 2022, we fulfilled repurchase requests pursuant to our share repurchase plan of 2.7% of NAV (measured using the NAV of the preceding month), or approximately $1.8 billion, representing all repurchase requests received in that month. In November 2022, repurchase requests exceeded the 2% monthly limit and 5% quarterly limit under our share repurchase plan, and we fulfilled repurchase requests up to the 2% of NAV monthly limit, or approximately $1.3 billion, which represented approximately 43% of the total number of shares submitted for repurchase during the month. Pursuant to the terms our share purchase plan, approximately 0.3% of NAV is available for repurchase in December 2022 subject to the 5% limit under our share repurchase plan (measured using the average aggregate NAV as of the end of the immediately preceding three months). If we receive elevated repurchase requests in the first quarter of 2023, we intend to fulfill repurchases at the 2% monthly limit, subject to the 5% quarterly limit.

Updates to the Prospectus

The following disclosure supersedes and replaces the section of the Prospectus titled “Cautionary Note Regarding Forward-Looking Statements”:

This prospectus contains forward-looking statements within the meaning of the federal securities laws and the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue,” “identified” or other similar words or the negatives thereof. These may include our financial estimates and their underlying assumptions, statements about plans, objectives, intentions, and expectations with respect to future operations, repurchases, acquisitions, future performance and statements regarding identified but not yet closed acquisitions. Such forward-looking statements are inherently uncertain and there are or may be important factors that could cause actual outcomes or results to differ materially from those indicated in such statements. We believe these factors also include but are not limited to those described under the section entitled “Risk Factors” in this prospectus and our annual report for the most recent fiscal year, and any such updated factors included in our periodic filings with the SEC, which are accessible on the SEC's website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this document (or our other filings). Except as otherwise required by federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.